United States securities and exchange commission logo





                            April 9, 2021

       Messrs. Fetters and King
       Co-Chief Executive Officers
       Acies Acquisition Corp.
       1219 Morningside Drive, Suite 110
       Manhattan Beach, CA 90266

                                                        Re: Acies Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed March 26,
2021
                                                            File No. 333-253135

       Dear Messrs. Fetters and King:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2021 letter.

       Amendment No. 1 to Form S-4

       Questions and Answers for Shareholders of Acies
       Is the Business Combination an affiliated transaction?, page xxv

   1. Please move this Q&A near the beginning of the Q&A section. In addition, discuss the benefits Mr. Pascal
will receive as a result of the business combination. For example, disclose the changes to
Mr. Pascal's ownership and voting control over PLAYSTUDIOS
                                                        versus the combined
company. Disclose that Mr. Pascal's voting control will mean that he will control the
composition of the board of directors, corporate transactions requiring a shareholder vote and
important corporate transactions such as a change in control.
                                                        Furthermore, the
company will be a "controlled company" under Nasdaq and will be exempt from certain
corporate governance protections. As another example, disclose that
 Messrs. Fetters and King
FirstName   LastNameMessrs. Fetters and King
Acies Acquisition  Corp.
Comapany
April       NameAcies Acquisition Corp.
       9, 2021
April 29, 2021 Page 2
Page
FirstName LastName
         Mr. Pascal could receive up to $2.5 million of the $5.0 million cash incentive pool established in connection with the business combination to provide bonuses to certain employees.
Summary of the Proxy Statement/Prospectus
PLAYSTUDIOS Holders Support Agreements, page 9

2. We have considered your response to prior comment 9. Please tell us the number of consenting persons who are "other investors and employees" and whether each of these persons would be eligible to purchase in an exempt offering. Remove from the registration statement the New PLAYSTUDIOS shares being exchanged for the Key
         Stockholders' shares as the offers and sales of these shares have already been made and completed privately.
Background to the Business Combination, page 109

3. Where you first discuss your consideration of PLAYSTUDIOS as a business combination opportunity, disclose that the acquisition of PLAYSTUDIOS is an affiliated transaction and explain why.
4.       In response to prior comment 11, you disclose that Acies    management
evaluated over 40
         potential business combination targets and had discussions with 17 such potential business combination targets. Please discuss any material meetings, discussions, or negotiations that Acies' management held with these business combination targets. In addition, disclose when you ceased discussions with the other business combination targets to focus solely on PLAYSTUDIOS.
5. We have considered your response to prior comment 14. Please provide a discussion of the Acies board's consideration of the affiliated nature of the transaction and the benefits to Mr. Pascal under an appropriate heading.
U.S. Federal Income Tax Considerations for Holders of Acies Securities, page
168

6. In response to prior comment 17, you filed tax opinions from counsel as Exhibits 8.1 and
         8.2. However, these tax opinions opine on the accuracy of the disclosure rather than on the material tax consequences. Please provide tax opinions on the material tax consequences discussed in this section and under "U.S. Federal Income
Tax
         Considerations for Holders of PLAYSTUDIOS Capital Stock," and revise the disclosure to indicate that the discussions are named counsel's opinion. For guidance, refer to
         Sections III.B.2 and III.C.2 of Staff Legal Bulletin No. 19 (CF). Unaudited Pro Forma Condensed Combined Financial Statements
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 196

7. We note your response to prior comment 21. Please explain further how you determined that the New PLAYSTUDIO Class B common shares are scoped into ASC 718 and tell us
 Messrs. Fetters and King
Acies Acquisition Corp.
April 9, 2021
Page 3
      what other guidance you may have considered in accounting for such shares. Also, clarify whether the New PLAYSTUDIO's Class B common stock will trade on a public exchange or whether holders will first be required to convert such shares into New PLAYSTUDIO's
      Class A common stock. To the extent such shares are not freely tradeable or transferrable, explain further how that factored into your analysis and selection of comparable companies.
PLAYSTUDIOS Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 234

8. We note your response to prior comment 33. We also note the disclosure here that the playAWARDS program includes a VIP player portal and a dedicated concierge/host program. Please explain to us what the VIP player portal and concierge/ host program are and how or whether they relate to the myVIP program and revise your disclosures accordingly.
PLAYSTUDIOS Consolidated Financial Statements
Note 4. Related-Party Transactions, page F-34

9. We note from your response to prior comment 20 that the $20 million paid to terminate the MGM profit share provision was not determined based on any estimate of future profit share amount. Please explain further how the $20 million was determined and what it was intended to compensate MGM for. In this regard, based on the information in Exhibit
      10.18, it appears that the profit share provision was additional compensation for the use of the Licensed Marks and Licensed Copyrights and joint marketing efforts, in lieu of royalty payments. Also, clarify whether a new agreement was signed as a result of this such termination and if so, revise to file such agreement as an Exhibit pursuant to Item
      601(b)(10) of Regulation S-K.
       You may contact Melissa Kindelan, Senior Staff Accountant, at 202-551-3564 or
Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs,
Special Counsel, at 202-551-3350 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameMessrs. Fetters and King
                                                            Division of
Corporation Finance
Comapany NameAcies Acquisition Corp.
                                                            Office of
Technology
April 9, 2021 Page 3
cc:       Brent T. Epstein, Esq.
FirstName LastName